UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G

Information Statement Pursuant to Rules 13D-1 and 13D-2
Under the Securities Exchange Act of 1934
(Amendment No.     )1

CADIZ INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

127537207

(CUSIP Number)

November 30, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |X| Rule 13d-1(c)

     |_|Rule 13d-1(d)

_________________

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 127537207	13G	Page 2 of 6 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) RAB SPECIAL SITUATIONS LP
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power
	(6)	Shared Voting Power 632,800*
	(7)	Sole Dispositive Power
	(8)	Shared Dispositive Power 632,800*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
632,800*

* RAB Special Situations L.P. owns 510,300 shares of common stock of the issuer and warrants exercisable to acquire an additional 47,500 shares of common stock. RAB Energy Fund Limited owns 62,500 shares of common stock and warrants exercisable to acquire an additional 12,500 shares of common stock.
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9)
6.09%**

** The percentages used herein are calculated based upon 10,324,339 shares of Common Stock issued and outstanding as of November 30, 2004, as disclosed by the Company in a press release issued November 30, 2004, plus an additional 60,000 shares of Common Stock in aggregate underlying warrants which are beneficially owned by the reporting persons which are included pursuant to Rule 13d-3(d)(1)(i) of the Act.
12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 127537207	13G	Page 3 of 6 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) RAB ENERGY FUND LIMITED
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization THE CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power
	(6)	Shared Voting Power 632,800*
	(7)	Sole Dispositive Power
	(8)	Shared Dispositive Power 632,800*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
632,800*

* RAB Special Situations L.P. owns 510,300 shares of common stock of the issuer and warrants exercisable to acquire an additional 47,500 shares of common stock. RAB Energy Fund Limited owns 62,500 shares of common stock and warrants exercisable to acquire an additional 12,500 shares of common stock.
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9)
6.09%**

** The percentages used herein are calculated based upon 10,324,339 shares of Common Stock issued and outstanding as of November 30, 2004, as disclosed by the Company in a press release issued November 30, 2004, plus an additional 60,000 shares of Common Stock in aggregate underlying warrants which are beneficially owned by the reporting persons which are included pursuant to Rule 13d-3(d)(1)(i) of the Act.
12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 127537207	13G	Page 4 of 6 Pages

Item 1 (a)	Name of Issuer:
Cadiz Inc. ("the Company")
Item 1 (b)	Address of Issuer's Principal Executive Offices:
100 Wilshire Boulevard, Suite 100, Santa Monica, CA 90401
Item 2 (a)	Name of Person Filing:
This statement is being filed by (i) RAB Special Situations LP and (ii) RAB Energy Fund Limited
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
RAB Special Situations LP RAB Energy Fund Limited c/o RAB Capital No. 1 Adam Street London W2CN 6LE United Kingdom
Item 2 (c)	Citizenship:
RAB Special Situations LP is a Delaware limited partnership RAB Energy Fund Limited is a Cayman Islands limited company
Item 2 (d)	Title of Class of Securities: Common Stock
Item 2 (e)	CUSIP Number:
127537207

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	|_|	Broker or dealer registered under Section 15 of the Act.
	(b)	|_|	Bank as defined in Section 3(a)(6) of the Act.

CUSIP No. 127537207	13G	Page 5 of 6 Pages

(c)	|_|	Insurance company as defined in Section 3(a)(19) of the Act.
(d)	|_|	Investment company registered under Section 8 of the Investment Company Act.
(e)	|_|	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
(f)	|_|	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	|_|	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
(h)	|_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

[X]	If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned:
632,800*

* RAB Special Situations L.P. owns 510,300 shares of common stock of the issuer and warrants exercisable to acquire an additional 47,500 shares of common stock. RAB Energy Fund Limited owns 62,500 shares of common stock and warrants exercisable to acquire an additional 12,500 shares of common stock.

(b)	Percent of Class:
6.09**

** The percentages used herein are calculated based upon 10,324,339 shares of Common Stock issued and outstanding as of November 30, 2004, as disclosed by the Company in a press release issued November 30, 2004, plus an additional 60,000 shares of Common Stock in aggregate underlying warrants which are beneficially owned by the reporting persons which are included pursuant to Rule 13d-3(d)(1)(i) of the Act.

(c)	Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote:

(ii)    Shared power to vote or direct the vote:   See (a) above.

(iii)   Sole power to dispose or to direct the disposition of:   See (b) above.

(iv) Sole power to dispose or to direct the disposition of:

CUSIP No. 127537207	13G	Page 6 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable
Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 6, 2004 (Date

RAB SPECIAL SITUATIONS LP By: /s/ William Philip Richards William Philip Richards, Director

RAB ENERGY FUND LIMITED By: /s/ William Philip Richards William Philip Richards, Director